The RBB Fund Trust

615 East Michigan Street

Milwaukee, Wisconsin 53202

December 2, 2022

VIA EDGAR TRANSMISSION

Emily Rowland

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund Trust (the “Trust”) Registration Statement on Form N-14 File No.: 333-267844

Dear Ms. Rowland:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding the Trust’s Registration Statement on Form N-14 (the “Registration Statement”) filed on October 12, 2022. The Registration Statement discusses the acquisition of the assets and liabilities of the Evermore Global Value Fund (the “Target Fund”), a series of Evermore Funds Trust, by the Evermore Global Value Fund (the “Acquiring Fund”), a series of the Trust organized as an open-end management investment company and existing solely as a shell fund (the “Reorganization”).

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Trust’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Trust confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Trust.

FORM COVER

1.	Comment: The Staff notes that, in future filings made on Form N-14, the Trust should include a proposed effective date.

Response: The Trust confirms that it will include the proposed effective date on the form cover of any future filings made on Form N-14.

QUESTIONS AND ANSWERS

Question: What is the purpose of the Reorganization?

2.	Comment: Please add “through December 31, 2023” to the end of the last sentence of the first paragraph of the “Answer.” Additionally, please add, as the last sentence of the aforementioned paragraph: “However, annual operating expenses could go up thereafter”.

Response: The Trust had made the requested changes.

December 2, 2022

Question: How will the proposed Reorganization affect the fees and expenses I pay as a shareholder of the Fund?

3.	Comment: Please include a statement that fees may increase after the expiration of the Expense Limitation Agreement.

Response: The Trust has made the requested change.

Question: How will the Reorganization work?

4.	Comment: Please add a cross-reference to the specific section in which a shareholder can find information about the tax treatment of the transaction.

Response: The Trust has added the requested cross-reference.

Question: How will this affect my investment?

5.	Comment: To improve investor understanding, please consolidate the information contained in the answer, as it is repetitive of information found elsewhere in this section.

Response: The Trust has consolidated the information as requested.

Question: Who is paying for expenses related to the Special Meeting and the Reorganization?

6.	Comment: Please add information regarding the estimated total expenses for the Reorganization. Additionally, please clarify how the costs of an unconsummated reorganization will be divided (i.e. shared or not shared).

Response: The Trust has revised the disclosure to state it is estimated that total expenses of the reorganization will be between $150,000 and $200,000, which will be shared equally by the Adviser and the Trust. Additionally, the Trust has added disclosure to state that, if the reorganization is not consummated, expenses will be paid by the Adviser.

COVER

7.	Comment: In future initial filings on Form N-14, please state that it is a “Preliminary Combined Proxy Statement and Prospectus”.

Response: The Trust confirms that in future initial filings on Form N-14, it will state that the Combined Proxy Statement and Prospectus is preliminary.

December 2, 2022

8.	Comment: For each filing that is incorporated by reference, please add its filing number under the Securities Act of 1933.

Response: The Trust has added the filing number(s) as requested.

COMBINED PROXY STATEMENT AND PROSPECTUS

9.	Comment: Please add a synopsis of the information contained in the prospectus and present the information in the order prescribed by Item 3(b) of Form N-14.

Response: The Trust has added the synopsis as requested, in the order prescribed by Item 3(b) of Form N-14.

Overview – The Reorganization

10.	Comment: The last paragraph states that securities may be sold by the Target Fund prior to the Reorganization. Please indicate the percentage of portfolio securities that are expected to be sold in anticipation of the Reorganization.

Response: The Trust has added the following sentence to the aforementioned paragraph: “It is expected that up to 5% of the Target Fund’s portfolio securities will be sold prior to the Reorganization.”

Overview - Comparison of Fees and Expenses

11.	Comment: Please delete “estimated” from the first sentence of the second paragraph.

Response: The Trust has made the requested deletion.

12.	Comment: Please supplementally confirm that the fees included in the fee table are current, as required by Item 3(a) of Form N-14. If they are not, please update.

Response: The Trust has updated the fee table and related disclosure to reflect information as of the semi-annual period ended June 30, 2022.

December 2, 2022

Overview - Example

13.	Comment: Please revise the last sentence to add “or hold” after “redeem”.

Response: The Trust has revised the aforementioned sentence as requested.

Overview - Fund Performance

14.	Comment: Please add a description of the HFRX Event Driven Index, as required by Instruction 2.b to Item 4(b)(2) of Form N-1A.

Response: The Trust has added the following disclosure:

Hedge Fund Research, Inc.  (HFR) utilizes a UCITSIII compliant methodology to construct the HFRX Hedge Fund Indices.  The methodology is based on defined and predetermined rules and objective criteria to select and rebalance components to maximize representation of the Hedge Fund Universe.  The HFR Event-Driven (Total) Index is being used under license from Hedge Fund Research, Inc.  which does not approve or endorse the Fund.

Comparison of Investment Objectives and Strategies

15.	Comment: If applicable and where appropriate, state that the investment objectives may be changed without shareholder approval.

Response: The Trust has added the disclosure as requested.

16.	Comment: Please ensure that important information, such as the bolded second sentence of the second paragraph, is included in the synopsis requested by Comment 9.

Response: The Trust confirms that it has included information it believes to be important to shareholders, including the aforementioned sentence, in the synopsis.

17.	Comment: The Staff notes that it provided comments on the Trust’s registration statement on Form N-1A, as filed on September 15, 2022, to U.S. Bank Global Fund Services. Please ensure all applicable comments are also addressed in the Registration Statement.

Response: The Trust confirms that applicable comments have been addressed in the Registration Statement as applicable.

Summary of the Proposed Reorganization

18.	Comment: Please add information regarding the estimated total expenses for the Reorganization to the second paragraph.

Response: The Trust has revised the disclosure to state it is estimated that total expenses of the reorganization will be between $150,000 and $200,000, which will be shared equally by the Adviser and the Trust.

December 2, 2022

Federal Income Tax Consequences

19.	Comment: Please disclose whether receipt of the tax opinion is a non-waivable condition of the Reorganization.

Response: The Trust has revised the disclosure to state that the receipt of the tax opinion is non-waivable condition of the Reorganization.

ADDITIONAL COMPARISONS OF THE ACQUIRED AND ACQUIRING FUNDS - Investment Management

20.	Comment: Please clarify whether Eric LeGoff, David Marcus, Bartholomew Tesoriero, and Douglas Tyre are portfolio managers of the Target Fund and/or Acquiring Fund. If not, please disclose, in the appropriate section, who the portfolio managers are.

Response: The Trust respectfully notes that while David Marcus is a portfolio manager, the aforementioned individuals are disclosed in this section to identify who controls the Adviser. However, the Trust further notes that it will add disclosure, in an appropriate section, to clarify who serves/will serve as portfolio managers.

21.	Comment: Current disclosure states that “the Adviser is permitted to recoup, on a class-by-class basis, any fees it has waived or deferred. .. . .” Please confirm that the Trust intended to use “deferred” and if so, supplementally explain why. If it was not the intention, please revise in all instances.

Response: The Trust has revised instances of “deferred” to “absorbed”.

22.	Comment: Please confirm supplementally whether, after the consummation of the Reorganization, the Adviser will be able to recoup any fees and/or expenses of the Target Fund.

Response: The Trust confirms that after the consummation of the Reorganization, the Adviser will not be eligible to recoup any fees and/or expenses of the Target Fund,

23.	Comment: If the Target Fund had a right of recoupment under its Expense Limitation Agreement that will survive the merger, please revise the disclosure to make that right clearer. If the right to recoupment will not survive the merger, please add disclosure so stating.

Response: As noted in response to Comment No. 21, any fees and/or expenses of the Target Fund that the Adviser may have been eligible to recoup will not survive the Reorganization and has added disclosure to so state.

December 2, 2022

VOTING INFORMATION - Effect of Abstentions and Broker “Non-Votes”

24.	Comment: Please add, as the last sentence of the first paragraph, the following: “Accordingly, broker non-votes will not be counted (i) towards quorum or (ii) as present, for purposes of voting on the proposal.”

Response: The Trust has revised the disclosure as requested.

VOTING INFORMATION - Method and Cost of Solicitation

25.	Comment: Please include the information requested by Comment No. 6 in this paragraph.

Response: The Fund has added the requested information.

FURTHER INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND

26.	Comment: The Staff notes that all missing information that is required by Form N-14 must be included in the Registration Statement or Statement of Additional Information (“SAI”), unless it is incorporated by reference (as may be allowed).

Response: The Trust acknowledges the Staff’s comment and confirms that required information will either be included or incorporated by reference.

SAI

General

27.	Comment: Please revise or delete disclosures, as necessary, to account for Rule 18f-4 under the Investment Company Act of 1940 (e.g. delete references to asset segregation and all similar disclosure).

Response: The Trust has revised the disclosure as requested.

December 2, 2022

incorporation of documents by reference

28.	Comment: For each filing that is incorporated by reference, please add its filing number under the Securities Act of 1933.

Response: The Trust has added the filing number as requested.

INVESTMENT STRATEGIES AND RISKS - Repurchase Agreements

29.	Comment: Please replace each instance of “restricted and illiquid securities” with “restricted and illiquid investments”.

Response: The Trust has made the requested changes.

PART C

Signature Page

30.	Comment: Please supplementally confirm who signed the Signature Page in their capacity as “Principal Accounting Officer”.

Response: The Trust respectfully notes that James G. Shaw signed in his capacity as the Trust’s Principal Accounting Officer.

Exhibits

31.	Comment: Please supplementally confirm that the Trust will file a revised Exhibit 11(a) to reflect the deletion of the following language: “This opinion is rendered solely for the use of the Trust in connection with the filing of the Registration Statement and may not be referred to or used for any other purpose or relied on by any other persons without our prior written approval.”

Response: The Trust so confirms.

32.	Comment: The Staff notes that, in future Form N-14 filings, the powers of attorney that are included as exhibits should be specific to the contemplated reorganization.

Response: The Trust confirms that any powers of attorney that are included as exhibits to a future filing on Form N-14, will be specific to the contemplated reorganization.

December 2, 2022

Accounting Comments

33.	Comment: Please revise the heading entitled “PRO FORMA FINANCIAL STATEMENTS,” to read “Supplemental Financial Information”.

Response: The Trust has made the requested revision.

34.	Comment: If applicable, please provide the disclosure required under Regulation S-X (Section 6-11(d)(1)(ii) and (iii)).

Response: The Trust respectfully notes that it does not believe that the aforementioned sub-sections of Regulation S-X apply to the Reorganization.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Stacie L. Lamb of Faegre Drinker Biddle & Reath LLP at (312) 569-1146.

Very truly yours,

/s/ James G. Shaw
James G. Shaw
Secretary

cc:	Steven Plump, The RBB Fund Trust
Jillian Bosmann, Faegre Drinker Biddle & Reath LLP